PRINCETON SECURITY TECHNOLOGIES, INC.
303C College Road East
Princeton, New Jersey 08540
(609) 924-7310

June 1, 2007

Eduardo Aleman, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
Washington, D.C. 20549

Re:          Princeton Security Technologies, Inc.
File No. 333-141482

Dear Mr. Aleman:

To assist the staff of the Commission in completing its review of the above referenced filing, the comments from your comment letter dated May 25, 2007, are quoted below and are followed in each case by the Company’s response thereto. Unless otherwise indicated, the reference immediately preceding the Company’s response indicates the corrected or revised page where the response appears. We are also forwarding via overnight delivery courtesy copies of this filing along with computer redlined copies.

Executive Compensation, page 23

Comment No. 1 - Outstanding Equity Awards at Fiscal Year End, page 23

Please reconcile the option exercise figure in the paragraph immediately below the table with the exercise figures in the table.

Response, Page 24

The number has been corrected.

Comment No. 2 - Directors Compensation, page 24

Please complete the “all other compensation” entry for Mr. Taskinen to be consistent with the Summary Compensation Table.

Response, Page 25

The items have been revised.

Possible Sale of Common stock Under Rule 144, page 26

Comment No. 3

We note your reference to the weekly trading volume. Given that your shares are not listed on an exchange, and your intent to apply for listing on the Over-the-Counter Bulletin Board, please revise your disclosure to be consistent with questions and answer 113.02 in the April 2, 2007 interpretations regarding rule 144 available on our web site at http://www.sec.gov/divisions/corpfin/guidance/rule144interp.htm.

Eduardo Aleman, Esq.
Untied States Securities and Exchange Commission
June 1, 2007

Response, Page 27

We have removed the discussion of volume in relation to sales under rule 144.

Comment No. 4

Please specify the date(s) in 2007 when you expect outstanding shares will eligible for sale, and the relationship of this public offering to such eligibility.

Response, Page 27

We have added the dates the securities will have been held for one year.

Comment No. 5 - Financial Statements, page F-1

Please refer to prior comment 37 in our letter dated April 18, 2007. Tell us when you expect to file your updated financial statements.

Response

The updated financial statements are included in the amended SB-2 filing along with updated Management Discussion and Analysis section.

Comment No. 6- Consolidated Balance Sheets, Page F-2

Please refer to prior comment 40 in our letter dated April 18, 2007. We note you revised your financial statements to present the disposition of your PGTI business segment as discontinued operations. Please tell us how (if at all) the guidance in paragraph 42 of SFAS 144 and EITF 03-13 impact your accounting requirements for the disposition. Also, revise your financial statements as necessary to comply with paragraph 46 of SFAS 144 which requires assets and liabilities of a disposal group classified as held for sale to be presented separately in the asset and liability sections, respectively, of your statement of financial position.

Response

The disposal was a discontinuation of a product group or business division of the Company. For the Company, a product group is the lowest level at which the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company. Therefore, each product group is a component of the Company. Since the operations and cash flows on the component have been eliminated from the ongoing operations of the Company as a result of the disposal transaction and the Company does not have any continuing involvement in the operations of the component after the disposal transaction it has been classified as discontinued operations. There were no assets or liabilities held for sale remaining on the books after the disposal of the product group.

Eduardo Aleman, Esq.
Untied States Securities and Exchange Commission
June 1, 2007

Comment No. 7 - Consolidated Statement of Cash Flow, pages F-5 and F-13

Please refer to prior comment 40 in our letter dated April 18, 2007. We believe your presentation of cash flows related to discontinued operations is inconsistent with SFAS 95 because (A) your use of the indirect method of determining cash flows from operating activities begins with net loss from continuing operations rather than net loss as required by SFAS 95, paragraph 28; and (B) you present the combined operating, investing, and financing cash flows of discontinued operations as a single amount in cash flows from investing activities rather than classifying discontinued operations cash flows by activity - operating, investing and financing - as required by SFAS 95, paragraph 26.

-	Please change your presentation to address the points noted above to comply with SFAS 95.
-
Please make specific prominent footnote disclosure to the effect that the company has separately disclosed the operating, investing and financing portions of the cash flows attributable to discontinued operations, which in prior periods were reported on a combined basis as a single amount.

Response

The Consolidated Statements of Cash Flow on page F-5 and page F-13 and Note 3 - Disposition of a business segment on page F-9 have been revised.

Notes to Financial Statements, page F-6

Comment No. 8 - Recently Issued Accounting Pronouncents, page F-7

Please refer to prior comment 39 in our letter dated April 18, 2007. Please delete references to the adoption of SFAS 148 in your SAB 74 disclosures or tell us why they are necessary.

Response

The reference to the adoption of SFAS 148 in the SAB 74 disclosures has been deleted.

Comment No. 9 - Exhibits, page 33

Refer to prior comment 45. Please confirm that you will file any other offering documents such as subscription agreements, by amendment.

Response

The subscription agreements have been added as an exhibit.

If you have further questions or need additional information, please let me know.

Sincerely, PRINCETON SECURITY TECHNOLOGIES, INC. /s/ Juhani Taskinen Juhani Taskinen, CEO